Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business/Financial Editors:
     Endeavour Reports Financial and Operating Results for 2007; Revenues Up
     106%, Production Up 58%, Reserves Up 50%

     VANCOUVER, April 7 /CNW/ - Endeavour Silver Corp. (EDR: TSX, EJD:
DBFrankfurt and EXK: AMEX) announced today its operating results and audited year end financial statements for 2007. The financial results are expressed in
US dollars (US$) and are based on Canadian generally accepted accounting practices. For a more detailed review of Endeavour's 2007 financial and operating results, shareholders can view the complete financial statements and management discussion and analysis at the Company's website, www.edrsilver.com and on the SEDAR website, www.sedar.ca.

     <<
     Highlights 2007
     ---------------

     -   Increased annual sales by 106% to $32.3 million.

     -   Increased silver production by 58% to 2.1 million oz.

     -   Increased proven and probable reserves by 50% to 14.9 million oz.

     -   Increased silver equivalent reserves and resources by 11% to
         50.0 million oz.

     -   Acquired remaining 49% of Guanacevi Mines project in Durango for
         $6.8 million in shares.

     -   Acquired 100% of Guanajuato Mines project in Guanajuato for
         $7.7 million in cash, shares and warrants.

     -   Discovered new polymetallic mineralized zone in Cometa vein at Parral project in Chihuahua

     -   Common shares listed for trading on American Stock Exchange
         (symbol EXK)
     >>

     Bradford Cooke, Chairman and CEO, commented, "Endeavour enjoyed its best year yet in 2007, setting records for the fourth consecutive year in annual sales, silver production and mine reserves. The Company's consistent growth year on year can be attributed in part to our business strategy of acquiring prospective silver properties within mature mining districts that have existing mine and plant infrastructure so that new discoveries can be fast-tracked to production."
     "Last year, our aggressive production growth pushed cash costs higher so management turned its focus in the fourth quarter to strengthening our operating team and improving our operating performance. As a result, we are already starting to see cash costs decline at Guanacevi and a similar trend is anticipated at Guanajuato this year. Shareholders can look forward to another banner year of growth for Endeavour in 2008, fueled by new mineral discoveries, expanded mine output and upgraded plant facilities."

     Financial Results
     -----------------

     In 2007, Endeavour posted record sales (revenues) of $32.3 million (up
106% over 2006) as a result of sharply higher silver production totalling
2.1 million oz (up 58% over 2006) and higher realized silver prices averaging
$13.23 per oz (up 28% over 2006).

     Production was higher thanks to the expansion of mine and plant throughput at the Guanacevi Mines project in Durango, Mexico and the acquisition of the Guanajuato Mines project in Guanajuato, Mexico.
     The Company's cost of sales also rose in 2007 to $24.3 million, resulting in cash costs averaging $9.38 per oz net of gold credits (up 43% over 2006).
Revenue less cost of sales and depreciation fell slightly to $3.3 million, and the Company posted a $12.2 million loss for the year ($0.27 per share).
     The escalation of cash costs in 2007 resulted from an industry-wide problem of rising labour, energy, equipment and supply costs, as well as certain project-related factors. At Guanacevi, cash costs rose 25% to
$8.16 per oz in 2007 as mine productivity suffered due to the aggressive production growth, ore grades dropped due to excessive mine dilution and the processing of lower grade ore stockpiles, and metal recoveries fell due to higher manganese contents in the ore, shorter retention times in the leach circuit and delays in the plant upgrade projects. At Guanajuato, cash costs were already marginal at the time of purchase in Q2, 2007, and jumped to
$20.06 per oz for the year as the Company incurred substantial additional operating costs to clean up old underground workings and complete safety and environmental upgrades in order to provide access to and mine mineralized material in historic reserve blocks.
     Management addressed many of these issues in Q4, 2007 and as a result, we are now starting to see improvements in productivity and dilution, as shown by the reduction of cash costs at Guanacevi in Q4 compared to Q3, 2007, down 28%
to $7.45 per oz. The Company's Phase 2 capital projects to upgrade the
Guanacevi plant are also expected to have a positive impact on operations when they are completed in the second quarter, 2008.
     The Statement of Operations (appended below) shows that other costs were also higher in 2007. Exploration expenses rose as a result of the increase in drilling activities at greenfields projects such as Parral and Arroyo Seco.
General and administrative costs rose as a result of 2007 being the first year of SOX compliance for the Company. Stock-based compensation escalated due to new stock options being issued to attract new senior members to the management and operations teams in order to facilitate the Company's growth. The Company also took a $1.3 million write-down on $5.2 million in asset-backed commercial paper.
     The Balance Sheet (appended below) confirms Endeavour's strong financial position at year-end, including $30.5 million in current assets, $25.3 million in working capital and $20.2 million in cash and marketable securities, amongst the best in our peer group. Shareholder equity also grew 30% to
$70.4 million in 2007.

     Operating Results
     -----------------

     Endeavour recorded its fourth consecutive year of rising silver production thanks to another jump in mine and plant throughput at Guanacevi, the Company's first and largest mining operation. This production growth was facilitated by an increase in mine labour, the purchase of new mine equipment and the expansion of the milling circuit at the plant. Initial mine and plant operations at Guanajuato, after the closing of this second major acquisition for the Company in the second quarter, 2007, also contributed to the higher silver output.
     In 2007, consolidated silver production totalled 2,135,484 oz, an increase of 58% compared to 1,352,661 oz in 2006, and gold production was up
158% to 6,427 oz. Plant throughput for the year was 291,561 tonnes (up 149%)
at average grades of 319 gpt silver (down 29%) and 0.87 gpt gold (down 4%).
Silver recoveries were 70.4%, down 12% and gold recoveries were 76.8%, up 17%
compared to 2006.
     In Q4, 2007, consolidated silver production was 636,866 oz, an increase of 72% compared to 369,295 oz in Q4, 2006, and gold production was up 216% to
2,122 oz. Plant throughput for Q4, 2007 was 91,251 tonnes (up 171%) at average grades of 319 gpt silver (down 25%) and 0.85 gpt gold (up 6%). Silver recoveries were 68.0%, down 14% and gold recoveries were 80.4%, up 61%
compared to 2006. Compared to Q3, 2007, silver production rose 10% largely due to a 14% increase in silver grades and 8% increase in silver recoveries.

     At Guanacevi, silver production for 2007 totalled 1,907,795 oz, an increase of 41% compared to 1,352,661 oz in 2006, and gold production was up
59% to 3,957 oz. Plant throughput for the year was 226,295 tonnes (up 93%) at average grades of 375 gpt silver (down 16%) and 0.70 gpt gold (down 23%).
Silver recoveries were 69.4%, down 13% and gold recoveries were 75.7%, up 15%
compared to 2006.
     At Guanajuato, silver production for 2007 totalled 227,689 oz and gold production was 2,360 oz for approximately 8 months of production after the closing of the acquisition in Q2, 2007. Plant throughput for the period was
65,266 tonnes at average grades of 133 gpt silver and 1.47 gpt gold. Silver recoveries were 81.5% and gold recoveries were 76.6%.
     Comparative tables providing more details on the Consolidated, Guanacevi and Guanajuato Mines production in 2006 and 2007 are appended below.

     Capital Projects
     ----------------

     Endeavour invested $15.2 million on capital projects in 2007, including
$9.6 million on plant and equipment and $2.1 million for underground mine development. Most of these investments were made at Guanacevi to facilitate expanded mine output and enhanced plant production and metal recoveries.
     The Phase 1 Guanacevi plant expansion and upgrade program was completed with the commissioning of a 10 1/2 x 12 foot ball mill in Q1, 2007 which significantly improved the ore grind. A Phase 2 plant capital program got underway including the refurbishment and doubling the capacity of the CCD agitation leach circuit, construction of a new lined tailings pond, installation of new expanded Merrill Crowe silver precipitation and refinery circuits, and building a new tailings thickener system.

     <<
     -   Mill Installation             Completed March
     -   Agitation Refurbishment       Completed May
     -   Lined Tailings Pond           Completed July
     -   Merrill Crowe                 Completed October
     -   Silver Refinery               95% Completed at year-end
     -   Tailings Thickeners           40% Completed at year-end
     -   Agitation Expansion           20% Completed at year-end

     The Guanacevi mine capital projects completed in 2007 include:

     -   2450 m underground mine development
     -   New mine camp and kitchen
     -   Underground pump station
     -   Expand electrical substation

     At Guanajuato, the focus was on completing the Phase 1 tailings pond expansion, commencing the Phase 2 tailings program, rearranging the flotation circuit and rehabilitating old underground mine workings to provide for long term access in certain areas.

     - Phase 1 tailings expansion      Completed July
     - Phase 2 tailings expansion      30% Completed at year-end
     - Rearrange flotation circuit     Completed September
     - Cebada level 315 clean up       Completed December
     - Cebada level 515 cleanup        Completed early 2008
     >>

     Exploration Projects
     --------------------

     Endeavour spent $6.0 million on exploration projects in 2007 in order to increase the Company's reserves and resources. In total, the Company drilled
24,000 m of core in 76 drill holes testing several prospective silver targets in 4 separate project areas, Guanacevi in Durango, Guanajuato in Guanajuato,
Parral in Chihuahua and Arroyo Seco in Michoacan.

     Proven and probable reserves jumped 50% to 14.9 million oz silver and the combined silver equivalent reserves and resources (including gold at a 1 gold:
55 silver ratio, but not including base metals) climbed 11% to 50.0 million
oz. For more details, please refer to the Company's news release updating reserves and resources on March 3, 2008. Click here.
     The most exciting new development in exploration last year was the discovery of a new, polymetallic mineralized zone in the Cometa vein, part of the Parral project. Even though the new mineralized zone is not silver-rich, it has substantial zinc, lead and gold values. El Cometa is attractively located adjacent to existing infrastructure for rapid development and represents the first of what management hopes will be several new discoveries in this historic mining district.
     The indicated and inferred resources for El Cometa are shown below and for more details on all of Endeavour's exploration projects, please refer to the Company's news release dated February 12, 2008 reviewing the 2007 exploration results. Click here.

     <<
     -------------------------------------------------------------------------
     Resources Indicated
     -------------------------------------------------------------------------
                                 Ag    Au   Zn   Pb    Cu      Ag        Au
     Description        Tonnes   g/t   g/t  (%)  (%)    %      oz        oz
     -------------------------------------------------------------------------
     Total Indicated     600,000  39  1.00  3.0  2.7  0.16    752,000  19,000
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Resources Inferred
     -------------------------------------------------------------------------
                                 Ag    Au   Zn   Pb    Cu      Ag        Au
     Description        Tonnes   g/t   g/t  (%)  (%)    %      oz        oz
     -------------------------------------------------------------------------
     Total Inferred    1,150,000  39  1.00  2.5  2.4  0.17  1,440,000  37,000
     -------------------------------------------------------------------------
     (x) Cut-off grade for Cometa Resources is 4.5% Zinc-Equivalent for
         Cometa, ZnEq % (equal sign) ( Au g/t + Zn % + Pb % + Ag oz/t).
     >>

     2008 Outlook
     ------------

     In 2008, Endeavour expects to deliver its fifth consecutive year of growth by expanding silver production 22% to 2.6 million oz or higher.
Management will focus not only on production growth but also on expanding the silver equivalent reserves and resources and reducing the cash operating costs. Cash costs are forecast to average $8 per oz or lower in 2008.
     Guanacevi is forecast to operate at 850 tpd at an average grade of
340 gpt silver and produce 2.2 million oz silver. Guanajuato is forecast to operate at 200 tpd at an average grade of 190 gpt silver and produce
0.4 million oz silver.
     Like 2007, silver production is expected to be slower in the first two quarters of 2008 and then pick up significantly in the last two quarters as the various capital mine and plant projects are completed. The capital budget is $15 million in 2008, most of which should be covered by mine operating cash-flow.
     At Guanacevi, the capital projects include finishing the Phase 2 plant expansion and upgrades described above, initiating a Phase 3 plant program to expand the crushing and tailings circuits and hiring a new mining contractor to accelerate the underground mine development of the Porvenir mine as well as developing production ramps for the proposed Santa Cruz and Alex Breccia mines. At Guanajuato, the capital projects include completion of the tailings expansion program, the development of new underground mine workings and finishing safety upgrades in the mine shafts, all of which have been closed since early in the year.

     Endeavour plans to hold a conference call and webcast to discuss its 2007 year-end financial results at 11:00 AM Pacific Time (2:00 PM Eastern Time) on
Monday, April 7, 2008.

     <<
     To participate in the conference call, please dial the following:

     -   1-800-732-0232 Canada & USA (Toll-Free)
     -   416-644-3415 Toronto area callers
     -   No pass code necessary
     >>

     A replay of the conference call will be available until April 21, 2008 by dialing 1-877-289-8525 in Canada & USA (Toll-free) or 416-640-1917 in the
Toronto area. The required pass code is 21268130 followed by the Number key.
     A simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.
     Barry Devlin, M.Sc., P.Geo., Vice President Exploration, is the Qualified
Person who reviewed the technical disclosures herein for the purposes of
NI 43-101.

     Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a
small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour's two operating mines, Guanacevi in Durango and
Bolanitos in Guanajuato, coupled with the Company's aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

     ENDEAVOUR SILVER CORP.
     Per:

     /s/ "Bradford J. Cooke"

     Bradford Cooke
     Chairman and CEO

     The TSX Exchange has neither approved nor disapproved the contents of this news release.

     CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS
     --------------------------------------------------
     Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the
United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such
"forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the
Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.
We seek safe harbour.

     <<
     ENDEAVOUR SILVER CORP.
     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
     (expressed in thousands of US dollars, except for shares and per share amounts)

                                                     Re-stated note 2 and 4
     -------------------------------------------------------------------------
                                                                   Ten Months
                                       Year Ended    Year Ended         Ended
                                      December 31   December 31   December 31
                              Notes          2007          2006          2005
     -------------------------------------------------------------------------

     Sales                           $     32,319  $     15,671  $          -

     Cost of sales                         24,335         9,174             -
     Depreciation and depletion             4,682         2,639            17
     Exploration                            5,967           400           451
     General and administrative             4,836         3,009         2,194
     Stock-based compensation    13         4,681         3,413         1,137
     -------------------------------------------------------------------------
     Earnings (loss)                      (12,182)       (2,964)       (3,799)

     Foreign exchange gain
      (loss)                                2,427           494          (344)
     Income (loss) from
      property option interest                  -           122        (1,121)
     Realized gain (loss) on
      marketable securities                   665           176           115
     Impairment on asset backed
      commercial paper           10        (1,327)            -             -
     Investment and other
      income                                  867           789             -
     -------------------------------------------------------------------------

     Loss before taxes and
      other items                          (9,550)       (1,383)       (5,149)
     -------------------------------------------------------------------------
     Non-controlling interest              (1,483)       (1,156)            -
     Income tax recovery
      (provision)                16        (1,169)       (1,409)            -
     -------------------------------------------------------------------------
     Net loss for the period              (12,202)       (3,948)       (5,149)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Other comprehensive
      income, net of tax
       Unrealized gain (loss)
        on marketable
        securities                4           206             -             -
       Reclassification
        adjustment for gain
        (loss) included in net
        income                    4          (210)            -             -
     -------------------------------------------------------------------------
                                               (4)            -             -
     -------------------------------------------------------------------------
     Comprehensive income
      (loss) for the period               (12,206)       (3,948)       (5,149)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted loss per
      share based on net loss        $      (0.27) $      (0.10) $      (0.21)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Weighted average number
      of shares outstanding            45,441,128    37,713,913    24,518,980

     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     ENDEAVOUR SILVER CORP.
     CONSOLIDATED BALANCE SHEET
     (expressed in thousands of US dollars)

     -------------------------------------------------------------------------
                                                    December 31,  December 31,
                                            Notes          2007          2006
     -------------------------------------------------------------------------
                                                                     restated
     ASSETS                                                      note 2 and 4

     Current assets
       Cash and cash equivalents                       $ 16,577      $ 31,870
       Marketable securities                    6         3,573         3,072
       Accounts receivable and prepaids         7         7,200         3,104
       Inventories                              8         2,916         3,332
       Due from related parties                 9           228            34
     -------------------------------------------------------------------------
     Total current assets                                30,494        41,412

     Long term deposits                                     877             -
     Long term investments                     10         3,932             -
     Mineral property, plant and equipment     11        46,848        20,866
     -------------------------------------------------------------------------
     Total assets                                      $ 82,151      $ 62,278
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY

     Current liabilities
       Accounts payable and accrued
        liabilities                                    $  4,348      $  3,046
       Income taxes payable                                 781             4
     -------------------------------------------------------------------------
     Total current liabilities                            5,129         3,050

     Asset retirement obligations              12         1,578           954
     Future income tax liability               16         5,068         2,968

     -------------------------------------------------------------------------
     Total liabilities                                   11,775         6,972
     -------------------------------------------------------------------------

     Non-controlling interest                   5             -         1,198

     Shareholders' equity
     Common shares, unlimited shares
      authorized, no par value, issued
      and outstanding 48,982,146 shares
      (2006 - 42,373,988 shares)           Page 5        87,458        63,353
     Contributed surplus                   Page 5         8,921         5,064
     Accumulated comprehensive income      Page 5           720           212
     Deficit                                            (26,723)      (14,521)
     -------------------------------------------------------------------------
     Total shareholders' equity                          70,376        54,108
     -------------------------------------------------------------------------
                                                       $ 82,151      $ 62,278
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Nature of Operations (note 1)
     Commitments and contingencies (note 11)
     Subsequent events (notes 11 & 13)

     Comparative Table of Consolidated Mine Operations
     -------------------------------------------------------------------------
             Plant T'put       Grade             Production       Recoveries
             -----------       -----             ----------       ----------
     Period       Tonnes  Ag(gpt)  Au(gpt)    Ag(oz)    Au(oz)   Ag(%)   Au(%)
     -------------------------------------------------------------------------
       Production 2006 Year: 51% mine ownership January 28, 2006

     Q1, 2006     24,805    479     0.95     300,872      503    77.4    66.0
     Q2, 2006     27,585    492     1.18     350,087      700    80.3    67.0
     Q3, 2006     31,201    404     0.73     332,407      619    81.9    81.8
     Q4, 2006     33,664    426     0.80     369,295      671    78.7    50.0
     -------------------------------------------------------------------------
     2006        117,255    449     0.90   1,352,661    2,493    80.0    73.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
       Production 2007 Year:

     Q1, 2007     47,781    427     0.88     490,986    1,020    74.8    75.1
     Q2, 2007     58,060    290     0.99     430,248    1,481    74.8    76.4
     Q3, 2007     94,469    281     0.80     577,384    1,804    67.8    74.4
     Q4, 2007     91,251    319     0.85     636,866    2,122    68.0    80.4
     -------------------------------------------------------------------------
     2007        291,561    319     0.87   2,135,484    6,427    70.4    76.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Q4, 2007 :
      Q3, 2007       -3%    14%       6%         10%      18%      0%      8%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Q4, 2007 :
      Q4, 2006      171%   -25%       6%         72%     216%    -14%     61%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     YTD, 2007 :
      YTD, 2006     149%   -29%      -4%         58%     158%    -12%     17%
     -------------------------------------------------------------------------

     Comparative Table of Guanajuato Mine Operations
     -------------------------------------------------------------------------
             Plant T'put       Grade             Production       Recoveries
             -----------       -----             ----------       ----------
     Period       Tonnes  Ag(gpt)  Au(gpt)    Ag(oz)    Au(oz)   Ag(%)   Au(%)
     -------------------------------------------------------------------------

     Production 2007 Year:  Purchased May 2, 2007

     Q1, 2007          0      0        0           0        0       0     0.0
     Q2, 2007     17,311    120     1.70      47,870      657    71.7    69.4
     Q3, 2007     26,385    124     1.29      85,742      817    81.5    74.7
     Q4, 2007     21,570    155     1.50      94,077      886    87.7    85.0
     -------------------------------------------------------------------------
     YTD 2007     65,266    133     1.47     227,689    2,360    81.5    76.6
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Q4, 2007 :
      Q3, 2007      -18%    25%      16%         10%       8%      8%     14%
     -------------------------------------------------------------------------

     Comparative Table of Guanacevi Mine Operations
     -------------------------------------------------------------------------
             Plant T'put       Grade             Production       Recoveries
             -----------       -----             ----------       ----------
     Period       Tonnes  Ag(gpt)  Au(gpt)    Ag(oz)    Au(oz)   Ag(%)   Au(%)
     -------------------------------------------------------------------------
       Production 2006 Year: 51% mine ownership January 28, 2006

     Q1, 2006     24,805    479     0.95     300,872      503    77.4    66.0
     Q2, 2006     27,585    492     1.18     350,087      700    80.3    67.0
     Q3, 2006     31,201    404     0.73     332,407      619    81.9    81.8
     Q4, 2006     33,664    426     0.80     369,295      671    80.2    50.0
     -------------------------------------------------------------------------
     2006        117,255    449     0.90   1,352,661    2,493    80.0    73.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
       Production 2007 Year: 100% mine ownership April 1, 2008

     Q1, 2007     47,781    427     0.88     490,986    1,020    74.8    75.1
     Q2, 2007     40,749    377     0.72     382,377      824    75.9    76.4
     Q3, 2007     68,084    342     0.61     491,643      987    65.8    74.5
     Q4, 2007     69,681    370     0.65     542,789    1,126    65.4    76.9
     -------------------------------------------------------------------------
     2007        226,295    375     0.70   1,907,795    3,957    69.4    75.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Q4, 2007 :
      Q3, 2007        2%     8%       7%         10%      14%     -1%      3%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Q4, 2007 :
      Q4, 2006      107%   -13%     -19%         47%      68%    -18%     54%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     YTD, 2007 :
      YTD, 2006      93%   -16%     -23%         41%      59%    -13%     15%
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00018368E          %CIK: 0001277866

     /For further information: Hugh Clarke, Toll free: (877) 685-9775, tel:
(604) 685-9775, fax: (604) 685-9744, email investorrelations(at)edrsilver.com;
www.edrsilver.com/
     (EXK EDR.)

CO:  Endeavour Silver Corp.

CNW 08:27e 07-APR-08